CRIMSON WINE GROUP, LTD.

DESCRIPTION OF CAPITAL STOCK

The following description of capital stock of Crimson Wine Group, Ltd. (the “Company,” “we,” “us”, and “our”) summarizes certain provisions of our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), and our Amended and Restated Bylaws (the “Bylaws”), both of which are exhibits to our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. The following description is intended as a summary and is qualified in its entirety by reference to the Certificate of Incorporation and the Bylaws.

The common stock of Crimson Wine Group, Ltd. is traded in the over-the-counter market, OTC Market, under the symbol “CWGL.” All outstanding shares of common stock are validly issued, fully paid, and nonassessable. Our authorized capital stock consists of 165,000,000 (one hundred sixty-five million) shares, consisting of (a) 150,000,000 (one hundred fifty million) shares of common stock, par value $0.01 per share (the “Common Stock”), and (b) 15,000,000 (fifteen million) shares of one or more series of preferred stock, par value $0.01 per share (the “Preferred Stock”).

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our Common Stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of shares of our Common Stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Voting Rights

The holders of shares of our Common Stock are entitled to one vote per share on all questions to the exclusion of all other stockholders.

No Preemptive or Similar Rights

Our Common Stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Preferred Stock

Subject to limitations prescribed by the Delaware General Corporation Law (the “DGCL”), our board of directors is authorized to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, including, without limitation, voting rights (if any), dividend rights, dissolution rights, conversion rights, exchange rights and redemption rights thereof. Our board of directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of shares of our Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company.

Anti-Takeover Effects of Various Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

Provisions of the DGCL and our Certificate of Incorporation and Bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions are summarized below.

Delaware Anti-Takeover Statute.

In the event that we, in the future, become listed on a national securities exchange or have more than 2,000 stockholders of record, we would become subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

Size of Board and Vacancies.

Our Bylaws provide that the number of directors on our board of directors will be fixed exclusively by our board of directors. Subject to the rights of the holders of any series of preferred stock then outstanding, newly created directorships resulting from any increase in our authorized number of directors will be filled by a majority of our board of directors then in office. Any vacancies in our board of directors resulting from death, resignation, retirement, removal from office or other cause will be filled generally, subject to the rights of certain parties, by our board of directors.

Special Stockholder Meetings.

Under our Certificate of Incorporation and Bylaws, our board of directors may call special meetings of our stockholders. Stockholders may not call a special meeting.

Stockholder Action by Unanimous Written Consent.

Our Certificate of Incorporation expressly eliminates the right of our stockholders to act by written consent other than by unanimous written consent. Stockholder action must take place at the annual or a special meeting of our stockholders or be effected by unanimous written consent.

Requirements for Advance Notification of Stockholder Nominations and Proposals.

Our Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

No Cumulative Voting.

The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our Certificate of Incorporation provides otherwise. Our Certificate of Incorporation does not provide for cumulative voting.